SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)



                                 InterMune, Inc.
                                 ---------------

                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   45885B 10 0
                                   -----------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                  (Name, Address and Telephone Number of Person
                  ---------------------------------------------
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                  March 3, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 45885B 10                                           Page 2 of 10 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.
            ID Number 13-3536060
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware limited partnership
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                7,090,449  (see Item 5(b) of this Schedule 13D)
                      --------- ------------------------------------------------
   OWNED BY EACH         9      SOLE DISPOSITIVE POWER
  REPORTING PERSON
        WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,090,449  (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,090,449  (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.1% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 45885B 10                                           Page 3 of 10 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus & Co.
            ID Number 13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York general partnership
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                7,090,449  (see Item 5(b) of this Schedule 13D)
                      --------- ------------------------------------------------
   OWNED BY EACH         9      SOLE DISPOSITIVE POWER
  REPORTING PERSON
        WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,090,449  (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,090,449  (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS) [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.1% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------                                           ------------------
CUSIP No. 45885B 10                                           Page 4 of 10 Pages
-------------------                                           ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC (formerly E.M. Warburg Pincus & Co., LLC)
            ID Number #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
-----------  -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York limited liability company
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                7,090,449  (see Item 5(b) of this Schedule 13D)
                      --------- ------------------------------------------------
   OWNED BY EACH         9      SOLE DISPOSITIVE POWER
  REPORTING PERSON
        WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,090,449  (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,090,449  (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            22.1% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 10 amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 4, 2003, and as amended on February 18, 2004, April 29, 2004, May 5, 2004, May 10, 2004, May 12, 2004, May 14, 2004,
May 17, 2004, October 29, 2004 and February 16, 2005 (as amended, the "Schedule 13D"), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"). This Amendment No. 10 relates to the common stock, $0.001 par value per share (the "Common Stock"), of InterMune, Inc., a Delaware corporation (the "Company"). The holdings of Common Stock of WPEP in this Amendment No. 10 include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEP I") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEP III" and, together with WPNEP I and WPEP, the "Investors"). WP, WP LLC and the Investors are referred to herein as the "Group Members." Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the
Schedule 13D.

     The Group Members are making this single joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended. Each Group Member disclaims beneficial ownership of all of the shares of Common Stock, other than those reported herein as being owned by it.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding the following paragraph to the end of the discussion:

     The total amount of funds used by each Investor to purchase the shares of Common Stock as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase shares of Common Stock pursuant to the open market transactions set forth on Schedule II attached hereto was $5,790,518.94 net of brokerage commissions.

Item 5.  Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby amended by adding the following paragraphs at the end of their respective discussion: (a) Due to their respective relationships with the Investors and each other, each of the Reporting Entities may be deemed to beneficially own an aggregate of 7,090,449 shares of Common Stock as of March 4, 2005, by virtue of the Investors' ownership of such shares as of such date. The 7,090,449 shares of Common Stock which the Reporting Entities may be deemed to beneficially own represent approximately 22.1% of the shares of Common Stock (based on the Company's Quarterly Report for the period ended September 30, 2004 filed on November 9, 2004 with the SEC disclosing that 32,050,201 shares of Common Stock were outstanding as of November 1, 2004).

(b) Each of the Investors shares the power to vote or to direct the vote and to dispose or direct the disposition of the 7,090,449 shares of Common Stock it may be deemed to beneficially own as of March 4, 2005. Each of the Reporting Entities shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 7,090,449 shares of Common Stock it may be deemed to beneficially own as of March 4, 2005.

     (c) The Investors acquired shares of Common Stock in the open market transactions set forth on Schedule II attached hereto. Except as described in
Schedule II hereto, no transactions in Common Stock were effected during the last 60 days by the Reporting Entities or any of the persons set forth on
Schedule I or in Item 2(d) of the Schedule 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2005                   WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By:  Warburg Pincus & Co.,
                                             General Partner

                                        By:  /s/ Scott A. Arenare
                                             -----------------------------
                                             Name: Scott A. Arenare
                                             Title: Partner


                                        WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS I, C.V.

                                        By:  Warburg Pincus & Co.,
                                             General Partner

                                        By:  /s/ Scott A. Arenare
                                             -----------------------------
                                             Name: Scott A. Arenare
                                             Title: Partner


                                        WARBURG, PINCUS NETHERLANDS EQUITY
                                        PARTNERS III, C.V.

                                        By:  Warburg Pincus & Co.,
                                             General Partner

                                        By:  /s/ Scott A. Arenare
                                             -----------------------------
                                             Name: Scott A. Arenare
                                             Title: Partner


                                        WARBURG PINCUS & CO.

                                        By:  /s/ Scott A. Arenare
                                             -----------------------------
                                             Name: Scott A. Arenare
                                             Title: Partner


                                        WARBURG PINCUS LLC

                                        By:  /s/ Scott A. Arenare
                                             -----------------------------
                                             Name: Scott A. Arenare
                                             Title: Managing Director

                                   SCHEDULE II

---------- --------------- ------------------- ---------------------------------
   Date      # of Shares     Per Share Price              Total Cost
                                                (net of brokerage commissions)
---------- --------------- ------------------- ---------------------------------
 2/16/05        18,558           $11.0300                 $205,444.48
---------- --------------- ------------------- ---------------------------------
  3/1/05        68,400          $11.52150                 $790,806.60
---------- --------------- ------------------- ---------------------------------
  3/2/05       161,400          $11.54340                $1,869,560.76
---------- --------------- ------------------- ---------------------------------
  3/3/05       119,000          $11.31520                $1,351,268.80
---------- --------------- ------------------- ---------------------------------
  3/4/05       139,000          $11.27970                $1,573,438.30
---------- --------------- ------------------- ---------------------------------
  Total        506,358                                   $5,790,518.94
---------- --------------- ------------------- ---------------------------------